



03002291

'NITED STATES
'D EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____03/08/02_____ AND ENDING_____12/31/02_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Glenwood Avenue, Suite 104
                                          (No. and Street)

Raleigh   NC   27612
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____David F. Parker_____(919) 719-4781_____
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
                          (Name – if individual, state last, first, middle name)

13116 South Western Avenue,   Suite 1,   Blue Island,   Illinois   60406
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

RECEIVED
FEB 2 8 2003

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____David F. Parker_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Triangle Capital Partners, LLC_____ , as
of _____December 31_____, 20_02_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

_____
Signature

_____
Manager
Title

_____
Notary Public Wake Co., NC
Comm. Exp. 9-10-06

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRIANGLE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Triangle Capital Partners, LLC

We have audited the accompanying statement of financial condition of Triangle Capital Partners, LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triangle Capital Partners, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 28, 2003

TRIANGLE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 1,041,726
Accounts receivable	40,494
Office furniture and equipment, at cost	
(net of accumulated depreciation of $4,672)	38,967
Other assets	28,900
TOTAL ASSETS	**$ 1,150,087**

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Capitalized lease obligations	$ 33,892
Members' Capital	
Class A members	$ 216,195
Class C members	900,000
Total Members' Capital	$ 1,116,195
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 1,150,087**

The accompanying notes are an integral part of this financial statement.

TRIANGLE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 8 THROUGH DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on March 8, 2002. The Company was a wholly-owned subsidiary of Triangle Securities, LLC until July 1, 2002. The Company's duration is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is providing investment banking services.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statement of income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture & Equipment - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods.

NOTE 2 - RETIREMENT PLANS

The Company has established a discretionary profit sharing plan (Plan). Included in the Plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the Plan and the Company may match any portion of the participant's contribution. Employees may begin making contributions to the Plan when they have attained age 21 and may participate in the Plan contributions after they have completed one year of service and have attained age 21. Company contributions to the Plan for the period ended December 31, 2002 were $0.

NOTE 3 - COMMITMENTS

Lease Commitments - Minimum annual rentals under a noncancellable lease for office space which expires on April 30, 2004 and two leases for office equipment (classified as capital leases) which expire on July 1 and October 1, 2005, exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Total	Office Lease	Equipment Leases
2003	$ 75,962	$ 60,000	$ 15,962
2004	35,962	20,000	15,962
2005	8,919	0	8,919
Total	$ 120,843	$ 80,000	$ 40,843

Total rent expense for the period ended December 31, 2002 was $26,000.

Gross assets purchased pursuant to capital lease obligations were $39,300.

TRIANGLE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 8 THROUGH DECEMBER 31, 2002

NOTE 4 - MEMBERSHIP INTERESTS

The Company has two classes of membership interest: Series A Common Membership Interests and Series C Convertible Preferred Membership Interests. According to the Operating Agreement (Operating Agreement), the following are the rights, restrictions and privileges of each Membership Series:

Series A Common Membership Interests - 7,500 interests are authorized and 2,654 interests are issued and outstanding. Ownership is limited to officers, employees or consultants of the Company or holders of other classes of membership interests authorized and electing to convert their ownership to Class A Membership Interests.

Series C Preferred Convertible Membership Interests - 1,500 interests are authorized and 450 interests are issued and outstanding. At the option of the holder, each membership interest is convertible into the number of Series A Common Membership Interests as determined by dividing $2,000 by the applicable Series C Conversion Price as defined in the Operating Agreement. In addition, if certain conditions specified in the Operating Agreement occur, each Series C Preferred Convertible Interest may automatically be converted into Series A Common Interests. This series of membership interest also has the right of first refusal to purchase its pro rata share of all membership interests sold by the Company. In addition, for a thirty-day period beginning on May 1, 2005 and on each May 1 thereafter, each holder of Series C Preferred Convertible Interests may require the Company to redeem all of their outstanding membership interests for an amount and under the conditions specified in the Operating Agreement.

TRIANGLE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 8 THROUGH DECEMBER 31, 2002

NOTE 4 - MEMBERSHIP INTERESTS - (Continued)

Voting Rights - All series of membership interest will be voted together as a single class and not as a separate class. Each Series C Member is entitled to the number of votes equal to the amount that the member would be entitled to cast if it had elected to convert its membership interest to a Series A Membership Interest.

Transferability of Membership Units - The transfer of each series of membership units are subject to restrictions which are defined in the Operating Agreement.

Allocation of Profits, Gains and Losses – Subject to certain exceptions and adjustments stated in the Operating Agreement, operating and other losses are to be allocated, first to Series A Members until their aggregate capital account balances are zero and then to C Members pro rata, in proportion to each member's capital account, until their aggregate capital account balances are zero. All profits and gains are to be allocated: first to those members having losses allocated to their accounts in prior years or periods, in reverse order of the manner in which the losses were previously allocated; second to each member account having received certain distributions, to the extent of those distributions; third to Series C Members, to the extent of their original capital contributions, less any distributions previously paid to them; and the remainder is to be allocated to Series A and Series C Members according to additional specified terms.

Other Items - Upon termination of the Company, Series C Membership Interests will receive preference with respect to any unreturned capital contributions. In addition, approval of a majority of membership interests is required for certain actions specified in the Operating Agreement, such as any increase in the number of authorized units of any class of membership interest, any amendment to the operating agreement and any creation of a new class or series of membership interest. Other rights and restrictions of membership units are defined in the Operating Agreement.

TRIANGLE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 8 THROUGH DECEMBER 31, 2002

NOTE 5 - RELATED PARTIES

The Company is affiliated, through common ownership, with David F. Parker & Associates. Inc. and Triangle Mezzanine, LLC, the general partner for Triangle Mezzanine Fund LLLP (Fund).

In January 2003 the Company subscribed to purchase one unit in the Fund for $500,000.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2002 the Company's net capital and required net capital were $1,024,780 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 2%.

NOTE 7- CONTINGENCY

The Company has been named in an action which was compelled to arbitration under rules governed by the National Association of Securities Dealers, Inc. (NASD). In this action, the former employer of two members (also named in the action) of the Company is accusing the two members of breach of non-competition and non-solicitation sections of an ownership agreement with the former employer. The Company intends to vigorously defend itself, but there can be no assurance that it will be successful in doing so. If it is ultimately determined that the former employer is entitled to any recovery, some or all amounts of such recoveries could be charged against the Company. Therefore, the Company assets are exposed to risk of loss. Neither the Company, nor its legal counsel, are currently able to form any opinion as to the outcome of the aforementioned matter, nor are they able to estimate any potential loss. No provision for any potential loss has been included in the financial statements as of December 31, 2002.

TRIANGLE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 8 THROUGH DECEMBER 31, 2002

NOTE 8- INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.